UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42501

EPWK HOLDINGS LTD.

(Translation of registrant’s name into English)

Building #2, District A, No. 359 Chengyi Road

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Pricing and Closing of $8 Million Best Efforts Offering

On October 7, 2025, EPWK Holdings Ltd. (the “Company”) priced a best efforts public offering for the sale of units as described below for aggregate gross proceeds to the Company of $8 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. The offering was comprised of 24,242,425 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.0001 per share (the “Class A Ordinary Shares”), or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”), and one warrant to purchase one Class A Ordinary Share (each a “Warrant”). The public offering price of the Units was $0.33 per Unit.

Each of the Warrants will have an exercise price of $0.3465 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the six-month anniversary of the issuance date. The Warrants include provisions for cashless exercise if, at the time of exercise, there is no effective registration statement for the issuance of the underlying Class A Ordinary Shares. The maximum number of Class A Ordinary Shares issuable upon cashless exercise is 24,242,425 for the Warrants. Additionally, holders of Warrants may effect a “zero exercise price option,” under which up to 100,000,000 Class A Ordinary Shares may be issuable in aggregate under all Warrants.

Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share. The purchase price of each Pre-Funded Warrant will be equal to the price per share minus $0.0001, and the remaining exercise price of each Pre-Funded Warrant will equal $0.0001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Class A Ordinary Shares we are offering will be decreased on a one-for-one basis.

The securities in the offering are being offered pursuant to a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333-290300), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2025 and declared effective by the SEC on September 30, 2025.

On October 7, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the offering and would receive at the closing of the offering a cash fee equal to 7% of the gross proceeds in the offering, a non-accountable expenses allowance of 1% of the gross proceeds of the offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $120,000.

Pursuant to the Securities Purchase Agreement and the Placement Agency Agreement, the Company, its directors, executive officers, and beneficial owners of 5% or more of our outstanding Class A Ordinary Shares entered into lock-up agreements. Under these agreements, these parties have agreed, subject to specified exceptions, not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of any Class A Ordinary Shares or Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) or securities convertible into, or exchangeable or exercisable for, our Class A Ordinary Shares or Class B Ordinary Shares for 90 days from the closing date of the offering without the prior consent of the Placement Agent.

On October 7, 2025, the Company issued a press release announcing the pricing of the offering.

The offering was closed on October 8, 2025. The Company intends to use the net proceeds from the offering for research development, business expansion, general working capital purposes and other general corporate purposes.

Copies of (i) form of the Pre-Funded Warrants, (ii) form of the Warrants, (iii) form of the Securities Purchase Agreement, (iv) the Placement Agency Agreement, and (v) the press release dated October 7, 2025, are attached hereto as Exhibits 4.1, 4.2, 10.1, 10.2 and 99.1, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Warrant
10.1	Form of Securities Purchase Agreement, dated October 7, 2025
10.2	Placement Agency Agreement, dated October 7, 2025
99.1	Press Release, dated October 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPWK Holdings Ltd.

Date: October 8, 2025	By:	/s/ Guohua Huang
	Name:	Guohua Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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